Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At March 31 2022	At December 31 2021

ASSETS
Current
Cash and cash equivalents (note 4)	$65,290	$63,998
Trade and other receivables (note 5)	3,164	3,656
Inventories (note 6)	3,271	3,454
Investments-equity instruments (note 7)	18,615	14,437
Prepaid expenses and other	1,723	1,310
	92,063	86,855
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments-equity instruments (note 7)	238	141
Investments-uranium (note 7)	180,870	133,114
Investments-joint venture (note 8)	20,900	21,392
Prepaid expenses and other	166	221
Restricted cash and investments (note 9)	12,986	12,001
Property, plant and equipment (note 10)	253,377	254,462
Total assets	$562,698	$510,284

LIABILITIES
Current
Accounts payable and accrued liabilities (note 11)	$12,616	$8,590
Warrants on investment (note 7)	2,763	1,625
Share purchase warrant liabilities (note 15)	20,821	-
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,171	4,656
Post-employment benefits (note 13)	120	120
Reclamation obligations (note 14)	1,181	1,181
Other liabilities (note 16)	186	179
	41,858	16,351
Non-Current
Deferred revenue (note 12)	30,308	31,852
Post-employment benefits (note 13)	1,111	1,154
Reclamation obligations (note 14)	33,141	36,351
Share purchase warrant liabilities (note 15)	-	20,337
Other liabilities (note 16)	382	329
Deferred income tax liability	6,683	7,219
Total liabilities	113,483	113,593

EQUITY
Share capital (note 17)	1,526,394	1,517,029
Contributed surplus (note 18)	68,029	67,496
Deficit	(1,146,987)	(1,189,610)
Accumulated other comprehensive income (note 19)	1,779	1,776
Total equity	449,215	396,691
Total liabilities and equity	$562,698	$510,284

Issued and outstanding common shares (in thousands) (note 17)	817,767	812,430
Commitments and contingencies (note 24)
Subsequent events (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2022	2021

REVENUES (note 21)	$4,125	$2,496

EXPENSES
Operating (notes 20 and 21)	(2,398)	(1,888)
Evaluation (note 21)	(4,465)	(2,761)
Exploration (note 21)	(2,566)	(1,348)
General and administrative (note 21)	(4,064)	(2,625)
Other income (expense) (note 20)	52,645	(2,041)
	39,152	(10,663)
Income (loss) before net finance expense	43,277	(8,167)
Finance expense, net (note 20)	(698)	(1,025)
Equity share of loss of joint venture (note 8)	(492)	-
Income (loss) before taxes	42,087	(9,192)
Income tax recovery
Deferred	536	308
Net income (loss) for the period	$42,623	$(8,884)

Other comprehensive income (loss) (note 19):
Items that are or may be subsequently reclassified to income (loss):
Foreign currency translation change	3	3
Comprehensive income (loss) for the period	$42,626	$(8,881)

Basic and diluted net income (loss) per share:
Basic	$0.05	$(0.01)
Diluted	$0.05	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic	814,788	714,424
Diluted	825,148	714,424

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
	2022	2021

Share capital (note 17)
Balance-beginning of period	$1,517,029	$1,366,710
Shares issued for cash, net of issue costs	8,241	134,083
Other shares issued, net of issue costs	39	-
Share options exercised-cash	688	3,711
Share options exercised-transfer from contributed surplus	254	1,266
Share units exercised-transfer from contributed surplus	143	167
Balance-end of period	1,526,394	1,505,937

Contributed surplus
Balance-beginning of period	67,496	67,387
Share-based compensation expense (note 18)	930	375
Share options exercised-transfer to share capital	(254)	(1,266)
Share units exercised-transfer to share capital	(143)	(167)
Balance-end of period	68,029	66,329

Deficit
Balance-beginning of period	(1,189,610)	(1,208,587)
Net income (loss)	42,623	(8,884)
Balance-end of period	(1,146,987)	(1,217,471)

Accumulated other comprehensive income (note 19)
Balance-beginning of period	1,776	1,775
Foreign currency translation	3	3
Balance-end of period	1,779	1,778

Total Equity
Balance-beginning of period	396,691	227,285
Balance-end of period	$449,215	$356,573

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
CASH PROVIDED BY (USED IN):	2022	2021

OPERATING ACTIVITIES
Net income (loss) for the period	$42,623	$(8,884)
Adjustments and Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	1,674	1,294
Fair value change losses (gains):
Investments-equity instruments (notes 7 and 20)	(4,275)	91
Investments-uranium (notes 7 and 20)	(47,756)	-
Warrants on investment (notes 7 and 20)	1,138	-
Share purchase warrant liabilities (notes 15 and 20)	484	1,564
Joint venture-equity share of loss (note 8)	492	-
Recognition of deferred revenue (note 12)	(2,471)	(137)
Post-employment benefit payments (note 13)	(48)	(48)
Reclamation obligation expenditures (note 14)	(264)	(262)
Share-based compensation (note 18)	930	375
Foreign exchange losses (gains) (note 20)	200	(441)
Warrant liabilities issue costs expensed	-	789
Deferred income tax recovery	(536)	(308)
Change in non-cash working capital items (note 20)	4,341	3,984
Net cash used in operating activities	(3,468)	(1,983)

INVESTING ACTIVITIES
Additions of property, plant and equipment (note 10)	(2,995)	(293)
Increase in restricted cash and investments	(985)	(578)
Net cash used in investing activities	(3,980)	(871)

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	72	-
Repayment of debt obligations (note 16)	(60)	(59)
Proceeds from unit issues, net of issue costs (note 17)	-	135,660
Proceeds from share issues, net of issue costs (note 17)	8,241	10,868
Proceeds from share options exercised (note 17)	688	3,711
Net cash provided by financing activities	8,941	150,180

Increase in cash and cash equivalents	1,493	147,326
Foreign exchange effect on cash and cash equivalents	(201)	439
Cash and cash equivalents, beginning of period	63,998	24,992
Cash and cash equivalents, end of period	$65,290	$172,757

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2022
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.90% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in several other development and exploration projects located in Saskatchewan, Canada.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%). See note 8 for details.

The Company provides mine decommissioning and other services (collectively “environmental services”) through its Closed Mines Group, which manages Denison’s Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on May 5, 2022.

3.
ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has considered the amendments to IAS 16, Property Plant and Equipment, IAS 37, Provisions, Contingent Liabilities and Contingent Assets and IFRS 3 Business Combinations which are effective for annual periods beginning on or after January 1, 2022 and has concluded that these amendments have no impact on the Company’s financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Cash	$1,747	$2,002
Cash in MLJV and MWJV	1,205	1,275
Cash equivalents	62,338	60,721
	$65,290	$63,998

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Trade receivables	$2,630	$2,866
Receivables in MLJV and MWJV	307	533
Sales tax receivables	224	255
Sundry receivables	3	2
	$3,164	$3,656

6.
INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Uranium concentrates	$440	$451
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,831	3,003
	$5,369	$5,552

Inventories-by balance sheet presentation:
Current	$3,271	$3,454
Long-term-ore in stockpiles	2,098	2,098
	$5,369	$5,552

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Investments:
Equity instruments
Shares	$18,461	$14,349
Warrants	392	229
Uranium	180,870	133,114
	$199,723	$147,692

Investments-by balance sheet presentation:
Current	$18,615	$14,437
Long-term	181,108	133,255
	$199,723	$147,692

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Physical Uranium	Total Investments

Balance–December 31, 2021	$14,578	$133,114	$147,692
Fair value gain to profit and loss (note 20)	4,275	47,756	52,031
Balance–March 31, 2022	$18,853	$180,870	$199,723

At March 31, 2022, the Company holds equity instruments consisting of shares and warrants in publicly traded companies and no debt instruments. Long-term equity instruments consist of warrants in publicly traded companies exercisable for a period of more than one year after the balance sheet date.

Investment in uranium

At March 31, 2022, the Company holds a total of 2,500,000 pounds of physical uranium as U3O8, acquired at a weighted average purchase price of $36.67 (USD$29.66) per pound U3O8, including purchase commissions, for a total cost of $91,674,000 (USD$74,140,000). The uranium is being held as a long-term investment.

       Sale of investment and issuance of warrants on investment

In 2021, the Company sold by private agreement (1) 32,500,000 common shares of GoviEx Uranium Inc. (“GoviEx”) and (2) 32,500,000 common share purchase warrants, entitling the holder to acquire one additional common share of GoviEx owned by Denison (“GoviEx Warrants”), for combined gross proceeds of $15,600,000. The proceeds from this transaction were allocated between the GoviEx common shares sold and the GoviEx Warrants issued on a relative fair value basis. The GoviEx Warrants entitle the holder to acquire one additional common share of GoviEx owned by the Company at an exercise price $0.80, for 18 months after issuance (April 2023).

At March 31, 2022, the fair value of the GoviEx Warrants was estimated to be $2,763,000 ($0.085 per warrant), based on the following assumptions in the Black-Scholes option pricing model – expected volatility of 90%, risk free interest rate of 2.17%, dividend yield of 0% and an expected term of 13 months.

The Company continues to hold 32,644,000 common shares of GoviEx. If the GoviEx Warrants are exercised in full, Denison will receive $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance–December 31, 2021	32,500,000	$1,625
Change in fair value (note 20)	-	1,138
Balance–March 31, 2022	32,500,000	$2,763

8.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Investment in joint venture-by investee:
JCU	$20,900	$21,392
	$20,900	$21,392

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2021	$21,392
Equity share of loss	(492)
Balance-March 31, 2022	$20,900

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (“UEX”), for cash consideration of $20,500,000 plus transaction costs of $1,356,000. Denison’s acquisition of its 50% interest in JCU occurred immediately following UEX’s acquisition of all the outstanding shares of JCU from Overseas Uranium Resources Development Co., Limited (“OURD”) for cash consideration of $41,000,000.

Pursuant to Denison's agreement with UEX, Denison provided UEX with an interest-free 90-day term loan of $40,950,000 million (the "Term Loan") to facilitate UEX's purchase of JCU from OURD. On the transfer of 50% of the shares in JCU from UEX to Denison, $20,500,000 of the amount drawn under the Term Loan was deemed repaid by UEX. UEX repaid the remainder of the Term Loan in September 2021.

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. 66.1877%), and a 34.4508% interest in the Christie Lake Project (UEX 65.5492%).

The following tables are summaries of the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At March 31	At December 31,
(in thousands)	2022	2021

Total current assets(1)	$4,551	$4,851
Total non-current assets	38,067	38,067
Total current liabilities	(818)	(134)
Total non-current liabilities	-	-
Total net assets	$41,800	$42,784

		Three Month Ended March 31, 2022(2)

Revenue		$-
Net loss		(984)
Other comprehensive income		$-

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2021		$42,784
Net loss		(984)
Adjusted net assets of JCU–at March 31, 2022		$41,800
Denison ownership interest		50.00%
Denison share of adjusted net assets of JCU		20,900
Investment in JCU		$20,900

(1)
Included in current assets are $4,546,000 in cash and cash equivalents and $5,000 in accounts receivable.
(2)
Represents JCU net loss for the three months ended February 28, 2022 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

9.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Cash and cash equivalents	$3,851	$2,866
Investments	9,135	9,135
	$12,986	$12,001

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,851	$2,866
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,986	$12,001

At March 31, 2022, investments consist of guaranteed investment certificates with maturities of less than 90 days.

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2022, the Company deposited an additional $1,199,000 into the Elliot Lake Reclamation Trust Fund and withdrew $216,000.

Letters of Credit Facility Pledged Assets

At March 31, 2022, the Company had $9,000,000 on deposit with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under the letters of credit facility (see notes 14 and 16). Refer to note 25 for details of an amendment to the letters of credit facility that occurred subsequent to quarter end and resulted in a reduction in pledged assets.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit Additional Collateral

At March 31, 2022, the Company had an additional $135,000 of cash collateral on deposit with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 16). Refer to note 25 for details of an amendment to the letters of credit facility that occurred subsequent to quarter end and resulted in the release of the additional collateral amount.

10.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance–December 31, 2021	$105,683	$953	$179,788	$286,424
Additions	2,983	39	11	3,033
Reclamation–Adjustment (note 14)	(3,303)	-	-	(3,303)
Balance–March 31, 2022	$105,363	$992	$179,799	$286,154

Accumulated amortization, depreciation:
Balance–December 31, 2021	$(31,420)	$(542)	$-	$(31,962)
Amortization	(46)	-	-	(46)
Depreciation	(725)	(44)	-	(769)
Balance–March 31, 2022	$(32,191)	$(586)	$-	$(32,777)

Carrying value:
Balance–December 31, 2021	$74,263	$411	$179,788	$254,462
Balance–March 31, 2022	$73,172	$406	$179,799	$253,377

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $60,919,000, or 83%, of the March 2022 owned plant and equipment total carrying value amount.

The additions during the three months ended March 31, 2022 primarily relate to the purchase of an office building ins Saskatoon, Saskatchewan to accommodate the Company’s growing workforce.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the ROU assets value is attributable to the building lease assets for the Company’s office space in Toronto.

Mineral Properties

As at March 31, 2022, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through option or various contractual agreements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $162,698,000, or 91%, of the total mineral property carrying value as at March 31, 2022.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Trade payables	$5,783	$3,179
Payables in MLJV and MWJV	4,116	4,316
Other payables	2,717	1,095
	$12,616	$8,590

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Deferred revenue–pre-sold toll milling:
CLJV toll milling–APG	$34,479	$36,508
	$34,479	$36,508

Deferred revenue-by balance sheet presentation:
Current	$4,171	$4,656
Non-current	30,308	31,852
	$34,479	$36,508

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance–December 31, 2021	$36,508
Accretion (note 20)	442
Revenue recognized during the period (note 21)	(2,471)
Balance–March 31, 2022	$34,479

Arrangement with Anglo Pacific Group PLC (“APG”)

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to APG or any changes in Cigar Lake Phase 1 and Phase 2 toll milling production estimates are recognized.

In the three months ended March 31, 2022, the Company has recognized $2,471,000 of toll milling revenue from the draw-down of deferred revenue based on Cigar Lake toll milling production in the three-month period (3,695,000 pounds U3O8 on a 100% basis). The drawdown in the three months ending March 31, 2022 includes a cumulative increase in revenue for prior periods of $1,444,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2022. The true-up adjustment was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore, following an announcement from the operators of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ore resulted in an increase to the implied financing component of the toll milling transaction, increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate has been applied retrospectively to all pounds produced for the CLJV since the inception of the APG arrangement, resulting in the current period true-up.

For the comparative three months ended March 31, 2021, the Company recognized $137,000 of toll milling revenue from the draw-down of deferred revenue comprised of $nil based on Cigar Lake toll milling production in the quarter (nil pounds U3O8 on a 100% basis) and a retroactive $137,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2021.

Production at the Cigar Lake mine and the McClean Lake mill, was temporarily suspended at the beginning of 2021, owing to the shut-down of the Cigar Lake mine in response to the COVID-19 pandemic. Cameco restarted ore production at the Cigar Lake mine in April 2021 and toll-milling production at McClean Lake restarted in May 2021, with packaged uranium production resuming in early June 2021.

The current portion of the deferred revenue liability at March 2022 reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Accrued benefit obligation	$1,231	$1,274
	$1,231	$1,274

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	1,111	1,154
	$1,231	$1,274

The post-employment benefits continuity summary is as follows:

(in thousands)	Post-Employment Benefits

Balance–December 31, 2021	$1,274
Accretion (note 20)	5
Benefits paid	(48)
Balance–March 31, 2022	$1,231

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Reclamation obligations-by location:
Elliot Lake	$20,826	$20,877
McClean and Midwest Joint Ventures	12,234	15,405
Other	1,262	1,250
	$34,322	$37,532

Reclamation obligations-by balance sheet presentation:
Current	$1,181	$1,181
Non-current	33,141	36,351
	$34,322	$37,532

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance–December 31, 2021	$37,532
Accretion (note 20)	357
MLJV site restoration–adjustment	(3,303)
Expenditures incurred	(264)
Balance–March 31, 2022	$34,322

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded from the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and MWJV Operations, which allows for the expansion of the McClean Lake Tailings Management Facility (“TMF”), along with the associated revised Preliminary Decommissioning Plan (“PDP”) and cost estimate. The updated PDP was used to update the reclamation obligation for McClean Lake and Midwest, resulting in a reduction in the reclamation obligation of $3,303,000. As at March 31, 2022, the Company’s estimate of the undiscounted amount of future reclamation costs, in current year dollars, is $22,072,000 (December 31, 2021 - $24,617,000). The majority of the reclamation costs are expected to be incurred between 2041 and 2059. Revisions to the reclamation liabilities for the MLJV and MWJV are recognized on the balance sheet as adjustments to the assets associated with the sites.

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. The updated reclamation plan results in a reduction in the Company’s pro-rata share of the required financial assurances from $24,135,000 to $22,972,000. As at March 31, 2022, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000.

Refer to note 25 for details regarding an amendment to the letters of credit facility that occurred subsequent to quarter end.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: Other

The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of the future decommissioning and reclamation activities are recognized when the liability is incurred.

15. SHARE PURCHASE WARRANT LIABILITIES

In connection with the public offerings of units in February 2021 and March 2021 (see note 17), the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance (expires February 2023). The March 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance (expires March 2023).

Since these warrants are exercisable in U.S. dollars (“USD”), which differs from the Company’s CAD functional currency, they are classified as derivative liabilities and are required to be carried as liabilities at fair value through profit and loss (“FVTPL”). When the fair value of the warrants is revalued at each reporting period, the change in the liability is recorded through net profit or loss in Other Income (expense).

February 2021 Warrants

At March 31, 2022, the fair value of the February 2021 warrants was estimated to be $0.4123, using a USD to CAD foreign exchange rate of 0.8003 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 72%, risk-free interest rate of 2.17%, dividend yield of 0% and an expected term of 0.89 years.

March 2021 Warrants

At March 31, 2022, the fair value of the March 2021 warrants was estimated to be $0.3649, using a USD to CAD foreign exchange rate of 0.8003 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 72%, risk-free interest rate of 2.17%, dividend yield of 0% and an expected term of 0.97 years.

The share purchase warrant liabilities continuity is as follows:

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance–December 31, 2021	55,006,475	$20,337
Change in fair value estimates (note 20)	-	484
Balance–March 31, 2022	55,006,475	$20,821

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Debt obligations:
Lease obligations	$436	$452
Loan obligations	132	56
	$568	$508

Other liabilities-by balance sheet presentation:
Current	$186	$179
Non-current	382	329
	$568	$508

Debt Obligations

At March 31, 2022, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Balance–December 31, 2021	$452	$56	$508
Accretion (note 20)	9	-	9
Additions	29	82	111
Repayments	(54)	(6)	(60)
Balance–March 31, 2022	$436	$132	$568

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at March 31, 2022:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Maturity analysis–contractual undiscounted cash flows:
Next 12 months	$150	$35	$185
One to five years	348	109	457
More than five years	-	-	-
Total obligation–March 31, 2022–undiscounted	498	144	642
Present value discount adjustment	(62)	(12)	(74)
Total obligation–March 31, 2022–discounted	$436	$132	$568

Letters of Credit Facility

In January 2022, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2022 Facility”). Under the amendment, the maturity date of the 2022 Facility has been extended to January 31, 2023. All other terms of the 2022 Facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from the previous facility. As of March 31, 2022, the 2022 Facility provided the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit fees of 2.40% (0.40% on the $9,000,000 covered by pledged cash collateral) and standby fees of 0.75%.

At March 31, 2022, the Company is in compliance with its facility covenants and $22,972,000 (December 31, 2021: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV (see note 14). During the three months ended March 31, 2022, the Company incurred letter of credit fees of $98,000 (March 31, 2021: $98,000). Refer to note 25 for details regarding an amendment to the letters of credit facility that occurred subsequent to quarter end.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance–December 31, 2021	812,429,995	$1,517,029
Issued for cash:
Shares issued for cash–total	4,149,600	8,412
Less: share issue costs	-	(171)
Other share issue–total	30,797	49
Less: other share issue costs	-	(10)
Share option exercises	978,000	688
Share option exercises–transfer from contributed surplus	-	254
Share unit exercises–transfer from contributed surplus	178,585	143
	5,336,982	9,365
Balance–March 31, 2022	817,766,977	$1,526,394

Share Issue

In January and February 2021, Denison, through its agents, issued 4,230,186 common shares under its at-the-market (“ATM”) program that was established pursuant to the equity distribution agreement dated November 13, 2020 and qualified by a prospectus supplement to the Company’s 2020 shelf prospectus (“2020 ATM Program”). The common shares were issued at an average price of $0.93 per share for aggregate gross proceeds of $3,914,000. The Company also recognized issue costs of $466,000 related to its ATM share issuances which includes $78,000 of commissions and $384,000 associated with the set-up of the 2020 ATM Program which were previously deferred on the balance sheet and included in Prepaid expenses and other at December 31, 2020. In connection with the public offering completed on March 22, 2021 (see below), the Company terminated its 2020 ATM Program and has ceased any distributions thereunder.

On February 19, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 31,593,950 units of the Company at USD$0.91 per unit for gross proceeds of $36,265,000 (USD$28,750,000), including the full exercise of the underwriters’ over-allotment option of 4,120,950 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance. A portion of the gross proceeds ($3,499,000 – see note 15) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 20).

On March 3, 2021, the Company completed a private placement of 5,926,000 flow-through common shares at a price of $1.35 per share for gross proceeds of approximately $8,000,000. The income tax benefits of this issue will be renounced to subscribers with an effective date of December 31, 2021. The related flow-through share premium liability was valued at $nil as the issue price was less than the Company’s observed share price on the date of issue.

On March 22, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 78,430,000 units of the Company at USD$1.10 per unit for gross proceeds of $107,949,000 (USD$86,273,000), including the full exercise of the underwriters’ over-allotment option of 10,230,000 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance. A portion of the gross proceeds ($9,735,000 – see note 15) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 20).

On September 16, 2021, the Company filed a short form base shelf prospectus (‘2021 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2021 Shelf Prospectus, the Company is allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus, for an aggregate offering amount of up to $250,000,000 during the 25 month period ending on October 16, 2023.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On September 28, 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program qualified by a prospectus supplement to the 2021 Shelf Prospectus (“2021 ATM Program") The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$50,000,000.

As of December 31, 2021, the Company issued 3,840,000 shares under the 2021 ATM Program. The common shares were issued at an average price of $2.08 per share for aggregate gross proceeds of $7,975,000. The Company also recognized issue costs of $748,000 related to its ATM share issuances which includes $160,000 of commissions and $588,000 associated with the set-up and maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

During the three months ended March 31, 2022, the Company issued an additional 4,149,600 shares under the 2021 ATM Program. The common shares were issued at an average price of $2.03 per share for aggregate gross proceeds of $8,412,000. The Company also recognized issue costs of $171,000 related to its ATM share issuances, which includes $168,000 of commissions and $3,000 associated with the maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2022, the Company estimates that it has incurred $4,534,000 of expenditures towards its obligation to spend $8,000,000 on eligible exploration expenditures by the end of fiscal 2022 due to the issuance of flow-through shares in March 2021. The Company renounced the income tax benefits of this issue in February 2022, with an effective date of renunciation to its subscribers of December 31, 2021.

18. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Share based compensation expense for:
Share options	$(389)	$(157)
RSUs	(499)	(228)
PSUs	(42)	(98)
Share based compensation expense	$(930)	$(483)

An additional $5,379,000 in share-based compensation expense remains to be recognized, up until March 2025, on outstanding share options and share units at March 31, 2022.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Share Options

Share options granted in 2022 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Share options outstanding–December 31, 2021	9,449,895	$0.86
Grants	1,564,000	1.84
Exercises (1)	(978,000)	0.70
Expiries	(26,000)	0.85
Forfeitures	(261,000)	1.09
Share options outstanding–March 31, 2022	9,748,895	$1.03
Share options exercisable–March 31, 2022	6,129,395	$0.72

(1)
The weighted average share price at the date of exercise was $1.96.

A summary of the Company’s share options outstanding at March 31, 2022 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 0.25 to $ 0.49	2.96	1,882,500	$0.45
$ 0.50 to $ 0.74	1.44	2,916,895	0.64
$ 0.75 to $ 0.99	-	-	-
$ 1.00 to $ 1.49	3.97	3,281,500	1.28
$ 1.50 to $ 1.99	4.94	1,552,000	1.84
$ 2.00 to $ 2.49	4.66	116,000	2.27
Stock options outstanding–March 31, 2022	3.18	9,748,895	$1.03

Options outstanding at March 31, 2022 expire between March 2023 and March 2027.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted during the current period:

Three Months Ended
March 31, 2022

Risk-free interest rate	1.44% - 1.77%
Expected stock price volatility	74.56% - 74.72%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	$0.96 - $1.10

Share Units

RSUs granted under the Share Unit Plan in 2022 vest ratably over a period of three years. PSUs granted under the Share Unit Plan in 2022 vest over a period of one year.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2021	5,801,841	$0.80	1,530,000	$0.62
Grants	1,242,000	2.08	120,000	2.08
Exercises (1)	(178,585)	0.87	-	-
Forfeitures	(144,500)	1.10	-	-
Units outstanding–March 31, 2022	6,720,756	$1.06	1,650,000	$0.72
Units vested–March 31, 2022	3,333,760	$0.67	870,000	$0.63

(1)
The weighted average share price at the date of exercise was $2.07 for RSUs and $nil for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands)	2022	2021

Cumulative foreign currency translation	$417	$414
Experience gain-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,779	$1,776

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	(72)	(232)
Milling, conversion expense	(635)	(4)
Less absorption:
-Mineral properties	11	11
-Milling	-	-
Cost of services-Closed Mines Services	(1,656)	(1,593)
Cost of goods and services sold	(2,352)	(1,818)
Reclamation asset amortization	(46)	(70)
Operating expenses	$(2,398)	$(1,888)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of other income (expense) are as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Gains (losses) on:
Foreign exchange	$(200)	$441
Fair value changes:
Investments-equity instruments (note 7)	4,275	(91)
Investments-uranium (note 7)	47,756	-
Warrants on investment (note 7)	(1,138)	-
Share purchase warrant liabilities (note 15)	(484)	(1,564)
Gain on recognition of proceeds–UI repayment received (note 24)	2,586	-
Issue costs–share purchase warrant liabilities (note 17)	-	(789)
Uranium investment carrying charges	(78)	-
Other	(72)	(38)
Other income (expense)	$52,645	$(2,041)

The components of finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Interest income	$116	$83
Interest expense	(1)	-
Accretion expense
Deferred revenue (note 12)	(442)	(754)
Post-employment benefits (note 13)	(5)	(6)
Reclamation obligations (note 14)	(357)	(336)
Debt obligations (note 16)	(9)	(12)
Finance income (expense)	$(698)	$(1,025)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Operating expenses
Mining, other development expense	$(1)	$(1)
Milling, conversion expense	(624)	-
Cost of services	(44)	(45)
Evaluation	(33)	(9)
Exploration	(25)	(30)
General and administrative	(42)	(25)
Depreciation expense-gross	$(769)	$(110)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Salaries and short-term employee benefits	$(3,882)	$(3,035)
Share-based compensation (note 18)	(930)	(375)
Termination benefits	-	(28)
Employee benefits expense	$(4,812)	$(3,438)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands)	2022	2021

Change in non-cash working capital items:
Trade and other receivables	$492	$615
Inventories	183	(109)
Prepaid expenses and other assets	(363)	609
Accounts payable and accrued liabilities	4,029	2,869
Change in non-cash working capital items	$4,341	$3,984

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates from mine production. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments. In 2021, The Corporate and Other segment includes management fee income earned from Uranium Participation Corporation (“UPC”) and general corporate expenses not allocated to the other segments.

For the three months ended March 31, 2022, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	2,471	1,654	-	4,125

Expenses:
Operating expenses	(725)	(1,656)	(17)	(2,398)
Evaluation	(4,465)	-	-	(4,465)
Exploration	(2,566)	-	-	(2,566)
General and administrative	(14)	-	(4,050)	(4,064)
	(7,770)	(1,656)	(4,067)	(13,493)
Segment income (loss)	(5,299)	(2)	(4,067)	(9,368)

Revenues–supplemental:
Environmental services	-	1,654	-	1,654
Toll milling services–deferred revenue (note 12)	2,471	-	-	2,471
	2,471	1,654	-	4,125

Capital additions:
Property, plant and equipment	146	13	2,874	3,033

Long-lived assets:
Plant and equipment
Cost	98,017	4,195	4,143	106,355
Accumulated depreciation	(29,270)	(2,952)	(555)	(32,777)
Mineral properties	179,799	-	-	179,799
	248,546	1,243	3,588	253,377

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2021, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	137	1,744	615	2,496

Expenses:
Operating expenses	(295)	(1,593)	-	(1,888)
Evaluation	(2,761)	-	-	(2,761)
Exploration	(1,348)	-	-	(1,348)
General and administrative	(17)	-	(2,608)	(2,625)
	(4,421)	(1,593)	(2,608)	(8,622)
Segment income (loss)	(4,284)	151	(1,993)	(6,126)

Revenues–supplemental:
Environmental services	-	1,744	-	1,744
Management fees	-	-	615	615
Toll milling services–deferred revenue (note 12)	137	-	-	137
	137	1,744	615	2,496

Capital additions:
Property, plant and equipment	293	-	-	293

Long-lived assets:
Plant and equipment
Cost	101,823	4,545	892	107,260
Accumulated depreciation	(26,351)	(3,238)	(442)	(30,031)
Mineral properties	179,754	-	-	179,754
	255,226	1,307	450	256,983

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

UPC was a publicly-listed company which invested substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

The Company entered into a management services agreement (“MSA”) with UPC effective on April 1, 2019 with a term of five years (the “Term”). Under the MSA, Denison received the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On July 19, 2021, UPC and Sprott Asset Management LP completed the UPC Transaction and the MSA between Denison and UPC was terminated in accordance with the termination provisions therein. As a result, Denison received a termination payment from UPC of $5,848,000 in July 2021.

As at December 31, 2021, UPC was no longer considered a related party of Denison.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended March 31
(in thousands)	2022	2021

Management fees:
Base and variable fees	$-	$475
Commission fees	-	-
Discretionary fees	-	140
	$-	$615

At March 31, 2022, accounts receivable includes $nil (December 31, 2021: $nil) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada (which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the ‘KHNP SRA’). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of KWULP, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands)	2022	2021

Salaries and short-term employee benefits	$(1,623)	$(1,043)
Share-based compensation	(823)	(320)
Key management personnel compensation	$(2,446)	$(1,363)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the three months ended March 31, 2022, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2022 and December 31, 2021:

			March 31	December 31,
	Financial	Fair	2022	2021
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$65,290	$63,998
Trade and other receivables	Category B		3,164	3,656
Investments
Equity instruments-shares	Category A	Level 1	18,461	14,349
Equity instruments-warrants	Category A	Level 2	392	229
Elliot Lake reclamation trust fund	Category B		3,851	2,866
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$100,293	$94,233

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		12,616	8,590
Debt obligations	Category C		568	508
Warrants on investment	Category A	Level 2	2,763	1,625
Share purchase warrant liabilities	Category A	Level 2	20,821	20,337
			$36,768	$31,060

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate.

24. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

In September 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made. The Company’s receivable, and the interest thereon, is fully provided for.

In February 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and on December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. Hearings in front of the arbitration panel were held in December 2019. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement (the “Repayment Agreement”) pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the Repayment Agreement is approximately USD$16,000,000 inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Repayment Agreement.

During the three months ended March 31, 2022, the Company received USD$2,100,000 from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of income of $2,586,000 in the period.

25. SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Amendment

On April 21, 2022, the Company entered into a further amendment with respect to the letters of credit facility. The amendment was related to the reduction in financial assurances required for the McClean Lake and Midwest operations as a result of the recently approved PDP for these projects. Under the amended terms, the maximum letters of credit available was reduced to $22,972,000. Concurrently, the pledged assets on deposit with BNS, required to maintain the facility, have been reduced from $9,000,000 to $7,972,000, and the additional collateral of $135,000 has been released. In total, $1,163,000 in previously restricted cash has been released back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remain unchanged by this further amendment.